For period ending March 31, 2009
	Exhibit  77C

File No. 811-7096

Investment Grade Municipal Income Fund Inc.

2009 Annual Shareholder Meeting Information

On January 15, 2009, the holders of the Funds common stock and auction preferred stock (APS) were asked to: (i) elect four directors; (ii) consider and vote upon a new advisory and administration contract with lower contractual fees between the Fund and UBS Global Asset Management (Americas) Inc. (UBS Global AM); (iii) to consider, if properly presented, a stockholder proposal that the investment advisory agreement between the Fund and UBS Global AM be terminated; and (iv) to consider, if properly presented, a stockholder proposal recommending that the board of directors of the Fund be prohibited from retaining UBS Global AM and certain other entities. In addition, the holders of the Funds APS also were asked to elect two directors on January 15, 2009. A group of dissident stockholders had also proposed its own slate of nominees for the Funds Board of Directors (the Board).

Quorum

A quorum was necessary for the transaction of business at the Annual Meeting. A quorum is the presence, in person or by proxy, of stockholders entitled to cast a majority of the votes entitled to be cast at the Annual Meeting (that is, a majority of the shares outstanding as of the record date). On
January 15, 2009, the holders of approximately 65.13% of the common stock and APS outstanding as of the record date were represented in person or by proxy; this constituted a quorum for the matters to be voted upon by all stockholders at the Annual Meeting. An insufficient number of holders of APS were present in person or by proxy to constitute a quorum either on January 15, 2009, or on January 21, 2009, when the adjourned meeting was reconvened solely for the election of the two directors to be elected by holders of the APS. (Approximately 12% of the holders of APS were represented in person or by proxy at the reconvened meeting on January 21, 2009.)

Election of directors

Each of the individuals nominated by the Board for election by holders of both the outstanding common stock and APS, Richard Q. Armstrong, Alan S. Bernikow, Bernard H. Garil and Heather R. Higgins, received a plurality of the votes cast in the election of directors and were reelected to the Board. Each received at least 3.42 million votes FOR reelection, and fewer than 333,000 WITHHOLD instructions. None of the dissident nominees received more than 2.94 million votes FOR election, and they each received more than 55,000 WITHHOLD instructions.

Although the election of the two directors to be voted upon solely by holders of the APS could not take place at the reconvened Annual Meeting on January 21, 2009, due to lack of a quorum, the two nominees who presently serve as directors of the Fund and who were last elected by the APS holders in 2008, Meyer Feldberg and Richard R. Burt, will continue to do so under Maryland law. Based on information provided to the Fund at the January 21, 2009, reconvening of the Annual Meeting, among those APS stockholders whose votes were actually represented in person or by proxy, Messrs. Burt and Feldberg each received 126 votes FOR reelection and 13 WITHHOLD instructions, which exceeded the number of votes received by the dissident nominees (the dissident nominees were each reported to have received 83 votes FOR election).

Proposed new advisory and administration agreement

The proposed new investment advisory and administration agreement between the Fund and UBS Global AM did not receive the required affirmative vote of the lesser of (a) 67% or more of the shares present in person or by proxy at the meeting if the holders of 50% of the outstanding shares are present or represented by proxy, or (b) more than 50% of the outstanding voting shares. Approximately 52.43% of the holders of stock present in person or by proxy voted FOR the proposed agreement. There were 3,537,153 votes in favor of the new agreement. UBS Global AM currently continues to serve as the Funds investment advisor and administrator pursuant to the agreement that has been in place for several years.

Stockholder proposals

The stockholder proposal to terminate the investment advisory agreement between the Fund and UBS Global AM did not receive the required affirmative vote of the lesser of (a) 67% or more of the shares present in person or by proxy at the meeting if the holders of 50% of the outstanding shares are present or represented by proxy, or (b) more than 50% of the outstanding voting shares. Approximately 50.80% of the holders of stock present in person or by proxy voted FOR this proposal (3,427,346 votes).

The nonbinding stockholder proposal that the Funds Board not retain UBS Global AM and certain other entities as investment manager narrowly received more than a majority of the votes cast at the meeting. This nonbinding proposal received 3,447,364 votes FOR, 3,075,772 votes AGAINST, and 223,240 abstentions. The number of FOR votes cast on this proposal represented approximately 51.10% of the holders of stock present in person or by proxy and voting (and 33.28% of the Funds outstanding shares).

The Board has considered the stockholder proposal that was approved in light of its fiduciary duties to the Fund and the surrounding circumstances and will be communicating directly to shareholders.


The actual voting results for the agenda items were as follows:

Proposal to elect four (4) directors:


                        FOR        % of    % of     WITHHELD  % of    % of
                                   Quorum  O/S                Quorum  O/S

Fund Nominees:
Richard Q. Armstrong    3,427,838  50.81%  33.09%   332,416   4.93%   3.21%
Alan S. Bernikow        3,431,033  50.86%  33.12%   329,221   4.88%   3.18%
Bernard H. Garil        3,430,135  50.84%  33.11%   330,119   4.89%   3.19%
Heather R. Higgins      3,430,608  50.85%  33.12%   329,646   4.89%   3.18%
Dissident Nominees:
Arthur D. Lipson        2,930,594  43.44%  28.29%   55,531    0.82%   0.54%
William J. Roberts      2,903,686  43.04%  28.03%   82,439    1.22%   0.80%
Richard A. Rappaport    2,904,267  43.05%  28.04%   81,858    1.21%   0.79%
Gary G. Schlarbaum      2,902,950  43.03%  28.02%   83,175    1.23%   0.80%


Proposal to approve new investment advisory and administration agreement:


FOR        % of    % of    AGAINST    % of    % of    ABSTAIN  % of    % of
           Quorum  O/S                Quorum  O/S             Quorum   O/S

3,537,153  52.43%  34.15%  3,049,394  45.20%  29.44%  159,830  2.37%   1.54%


Stockholder proposal that the investment advisory agreement between the Fund and UBS Global AM be terminated:


FOR        % of    % of    AGAINST    % of    % of    ABSTAIN  % of    % of
           Quorum  O/S                Quorum  O/S             Quorum   O/S

3,427,346  50.80%  33.09%  3,080,077  45.66%  29.73%% 238,953  3.54%   2.31%


Stockholder proposal recommending that the Board be prohibited from retaining UBS Global AM and certain other entities as investment manager for the Fund:


FOR        % of    % of    AGAINST    % of    % of    ABSTAIN  % of    % of
           Quorum  O/S                Quorum  O/S             Quorum   O/S

3,447,364  51.10%  33.28%  3,075,772  45.59%  29.69%  223,240  3.31%  2.16%


As noted above, given the lack of a quorum of APS holders on January 21, 2009, a vote was not taken with respect to the two directors who are elected solely by APS holders.